Exhibit (a)(12)

PRESS RELEASE

Radyne ComStream Initiates Litigation Against Wegener and Its Board

Reiterates Request For Discussions On Negotiated Transaction

PHOENIX, AZ - April 28, 2003 — Radyne ComStream Inc. (Nasdaq: RADN; Warrants: RADNW), today announced that it has filed complaints against Wegener Corporation (Nasdaq: WGNR) and Wegener’s board of directors in both Delaware Chancery Court and the United States District Court for the District of Delaware in connection with Radyne ComStream’s pending tender offer for all shares of Wegener Common Stock, $.01 per share, for $1.55 per share (the “Offer”). In addition, Radyne ComStream has delivered to Wegener a draft merger agreement with a request that Wegener’s board reconsider engaging in substantive discussions involving a negotiated business transaction.

Litigation in Delaware

The litigation in the Delaware Chancery Court is seeking, among other things, to:

•	compel Wegener’s directors to approve the Offer and a subsequent merger for purposes of Section 203 of the General Corporation Law of the State of Delaware and to enjoin them from taking any action to enforce or to apply Section 203 that would impede the Offer and a subsequent merger;

•	enjoin Wegener from adopting or employing any other defensive measures, or taking any action designed to impede the Offer or a subsequent merger; and

•	enjoin Wegener and its directors from taking any action to delay or impede the voting rights of Wegener’s stockholders.

The litigation in the Delaware Federal Court is seeking a declaratory judgment that Radyne ComStream has disclosed all information required by, and is otherwise in compliance with, the applicable federal securities laws, rules and regulations, as well as an injunction to enjoin Wegener from making any false or misleading statements with respect to the Offer.

Request for Negotiations

Radyne ComStream has provided Wegener and its counsel with a draft of a merger agreement and a request that Wegener’s board of directors reconsider engaging in substantive discussions concerning a negotiated transaction with Radyne ComStream.

Bob Fitting, Radyne ComStream’s CEO, commented “We remain committed to our offer to Wegener stockholders, and the filing of this litigation is intended to afford them every opportunity to sell their shares at the substantial premium we are offering.”

He added, “On the other hand, if Wegener’s board of directors would like to discuss a negotiated transaction, especially as to the back-end merger, we remain open to that approach.”

Notice for Wegener Stockholders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal, each of which were filed with the Securities and Exchange Commission on April 23, 2003. Wegener stockholders and other interested parties are urged to read Radyne ComStream’s tender offer statement and other relevant documents filed with the SEC because they will contain important information. Investors and stockholders may obtain a free copy of these statements and other relevant documents at the SEC’s Web site, www.sec.gov, or from Radyne ComStream Inc. at 3138 East Elwood Street Phoenix, AZ 85034, Attn: Investor Relations.

About Radyne ComStream

Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communication networks. The company, through the Tiernan subsidiary (www.tiernan.com), is a supplier of HDTV and SDTV encoding and transmission equipment. The Armer subsidiary (www.armercom.com) provides innovative solutions for the integration and installation of turnkey communications systems. The company has offices in the U.S. located in Phoenix, San Diego and Boca Raton, and internationally in Singapore, Beijing, Jakarta and London. The company also has sales and/or service centers in Rio de Janeiro, Bangalore, Shanghai and Moscow. For more information visit our web site at www.radn.com.

Contact: Rich Johnson, Chief Financial Officer, Radyne ComStream, 602.437.9620

Safe Harbor Paragraph for Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and Radyne ComStream claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “intends” or “anticipates,” and do not reflect historical facts. Specific forward-looking statements contained in this press release include, but are not limited to those that relate to consummation of the tender offer and any subsequent merger, together with any other statements that are not historical. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied, and the application of certain anti-takeover provisions contained in Wegener Corporation’s Certificate of Incorporation and in the Delaware General Corporation Laws. Radyne ComStream wishes to caution the reader that these factors, as well as other factors described in Radyne ComStream’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

Other factors that may affect forward-looking statements and the Company’s business generally include but are not limited to:

•	Radyne ComStream’s failure to obtain at least a majority of Wegener’s outstanding shares of common stock in the tender offer;

•	Radyne ComStream’s inability to remove or overcome defensive measures that are currently existing or that are implemented by Wegener’s board of directors;

•	Prospects of the international markets and global economy given that Radyne ComStream depends heavily on international sales.

•	A downturn in the evolving telecommunications and Internet industries.

•	Risk factors and cautionary statements made in Radyne ComStream’s Annual Report on Form 10-K for the period ended December 31, 2002.

•	The effect that acts of international terrorism may have on Radyne ComStream’s ability to ship products abroad.

•	Other factors that Radyne ComStream is currently unable to identify or quantify, but may exist in the future.

Forward-looking statements speak only as of the date the statement was made. Radyne ComStream does not undertake and specifically declines any obligation to update any forward-looking statements.

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